This preliminary pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. We are not using this preliminary pricing supplement or the accompanying prospectus or prospectus supplement to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157392

SUBJECT TO COMPLETION, DATED APRIL 29, 2009

Preliminary Pricing Supplement No. 1

(To Prospectus Supplement dated February 23, 2009 and Prospectus Dated February 19, 2009)

Investors should read this preliminary pricing supplement in conjunction with the Prospectus and the Prospectus Supplement.

$

        % Notes due

Issuer:	Whirlpool Corporation

Principal Amount:	$

Interest Rate:	%

Interest Payment Dates:	Semi annually on and of each year, beginning , 2009

Trade Date:	April , 2009

Settlement Date:	May , 2009

Maturity Date:

Issue Price:	% of the principal amount

Underwriters’ Discount:	% of the principal amount

Net Proceeds to Whirlpool (after deduction of expenses and underwriting discount):	% of the principal amount

Use of Proceeds:	General corporate purposes

CUSIP:

Change of Control Provisions Applicable:	Yes

Optional Repayment:	No

PPS-1

Optional Redemption:	We may, at our option, redeem the notes in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) as determined by the Quotation Agent (as defined in Annex A), the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption (the “Redemption Date”) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in Annex A) plus basis points plus accrued and unpaid interest to the Redemption Date.

Sinking Fund:	No

Interest Rate Adjustment:

The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P, or, in either case, any Substitute Rating Agency (as defined in Annex A) downgrades (or downgrades and subsequently upgrades) the debt rating assigned to the notes, in the manner described below.

If the rating from Moody’s (or any Substitute Rating Agency) of the notes is decreased to a rating set forth in the immediately following table, the interest rate on the notes will increase such that it will equal the interest rate payable on the notes on the date of their issuance plus the percentage set forth opposite the ratings from the table below:

Moody’s Rating*	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.0%
* Including the equivalent rating of any Substitute Rating Agency.

If the rating from S&P (or any Substitute Rating Agency) of the notes is decreased to a rating set forth in the immediately following table, the interest rate on the notes will increase such that it will equal the interest rate payable on the notes on the date of their issuance plus the percentage set forth opposite the ratings from the table below:

S&P Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.0%
* Including the equivalent rating of any Substitute Rating Agency.

PPS-2

If at any time the interest rate on the notes has been adjusted upward as a result of a decrease in a rating by either Moody’s or S&P (or, in either case, a Substitute Rating Agency), as the case may be, and subsequently such rating agency increases its rating of the notes to any of the threshold ratings set forth above, the interest rate on the notes will be decreased such that the interest rate for the notes will equal the interest rate payable on the notes on the date of their issuance plus the percentages set forth opposite the ratings from the tables above in effect immediately following the increase in rating. If Moody’s (or any Substitute Rating Agency) subsequently increases its rating of the notes to Baa3 (or its equivalent, in the case of a Substitute Rating Agency) or higher, and S&P (or any Substitute Rating Agency thereof) increases its rating to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher, the interest rate on the notes will be decreased to the interest rate payable on the notes on the date of their issuance. In addition, the interest rates on the notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the notes become rated A3 and A- (or the equivalent of either such rating, in the case of a Substitute Rating Agency) or higher by Moody’s and S&P (or, in either case, a Substitute Rating Agency thereof), respectively (or one of these ratings if the notes are only rated by one rating agency).

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, a Substitute Rating Agency), shall be made independent of (and in addition to) any and all other adjustments. In no event shall (1) the interest rate for the notes be reduced to below the interest rate payable on the notes on the date of their issuance or (2) the total increase in the interest rate on the notes exceed 2.00% above the interest rate payable on the notes on the date of their issuance.

No adjustments in the interest rate of the notes shall be made solely as a result of a rating agency ceasing to provide a rating of the notes. If at any time Moody’s or S&P ceases to provide a rating of the notes for a reason beyond our control, we will use our commercially reasonable efforts to obtain a rating of the notes from a Substitute Rating Agency, to the extent one exists, and if a Substitute Rating Agency exists, for purposes of determining any increase or

PPS-3

decrease in the interest rate on the notes pursuant to the tables above (a) such Substitute Rating Agency will be substituted for the last rating agency to provide a rating of the notes but which has since ceased to provide such rating, (b) the relative rating scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table and (c) the interest rate on the notes will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the notes on the date of their issuance plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other rating agency). For so long as only one of Moody’s or S&P provides a rating of the notes and no Substitute Rating Agency is offered to replace the other rating agency, any subsequent increase or decrease in the interest rate of the notes necessitated by a reduction or increase in the rating by the agency providing the rating shall be twice the percentage set forth in the applicable table above. For so long as none of Moody’s, S&P or a Substitute Rating Agency provides a rating of the notes, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes on the date of their issuance. If Moody’s or S&P either ceases to rate the notes for reasons within our control or ceases to make a rating of the notes publicly available for reasons within our control, we will not be entitled to obtain a rating from a Substitute Rating Agency and the increase or decrease in the interest rate of the notes shall be determined in the manner described above as if either only one or no rating agency provides a rating of the notes, as the case may be.

Any interest rate increase or decrease described above will take effect on the next business day after the rating change has occurred.

PPS-4

If the interest rate payable on the notes is increased as described above, the term “interest,” as used with respect to the notes, will be deemed to include any such additional interest unless the context otherwise requires.

Joint Book-Running Managers
Citi	J.P. Morgan

Plan of Distribution

Under the terms and subject to the conditions of the Selling Agency Agreement dated April     , 2009 among Whirlpool Corporation (“Whirlpool”) and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as well as under the terms of the Terms Agreement dated April     , 2009 among Whirlpool and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and Whirlpool has agreed to sell the     % Notes due      (the “Notes”) to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
Citigroup Global Markets Inc.	$

J.P. Morgan Securities Inc.

Total	$

The Underwriters are committed to take and pay for all of the Notes if any are taken.

The Underwriters have advised Whirlpool that they propose initially to offer part of the Notes directly to the public at the issue price set forth on the first page of this Pricing Supplement.

Each Underwriter and certain of its affiliates may from time to time engage in transactions with, and perform investment banking and commercial lending and banking services for, Whirlpool and certain of its affiliates in the ordinary course of business for which they have received, or may receive, customary fees and expenses.

PPS-5

Annex A

For purposes of the foregoing discussions of “Optional Redemption” and “Interest Rate Adjustment,” the following definitions are applicable:

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of the Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Quotation Agent obtains fewer than four Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means each of any four primary U.S. Government securities dealers in the United States of America selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that Redemption Date.

“Substitute Rating Agency” means, in our discretion, Fitch, Inc. or any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s or S&P, or either of them, as the case may be.

PPS-6